UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (File No. 333-206417) filed with the SEC on August 14, 2015, Form F-10 (File No. 333-216099) filed with the SEC on February 16, 2017 and Form S-8 (File No. 333-224560) filed with the SEC on May 1, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: March 13, 2019	By:	/s/ Kevin Thomson
	Name:	Kevin Thomson
	Title:	Senior Executive Vice-President, Strategic Matters

EXHIBIT INDEX

Exhibits	Description

99.1	Barrick’s business acquisition report dated March 13, 2019 with respect to the merger of Barrick and Randgold completed on January 1, 2019.

99.2	Consent of BDO LLP.